UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of NOVEMBER, 2008.

Commission File Number: 001-32558

AMERA RESOURCES CORPORATION

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 (Translation of registrant's name into English)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada

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(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

                                                        AMERA RESOURCES CORPORATION

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Date: November 10, 2008                      /s/ Joseph Grosso

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                                                        Joseph Grosso,

                                                        President & CEO

Amera Resources Corporation

Suite 709 - 837 West Hastings Street

Terminal City Club Tower, Vancouver, B.C. V6C 3N6

TSX Venture Exchange AMS

Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058

OTC       AJRSF

www.ameraresources.com • info@ameraresources.com

Frankfurt    OAY(WKNA0B54E)

NEWS RELEASE – November 7, 2008

Proposed Consolidation and Change of Name

Amera Resources Corporation (the “Company”) (AMS-TSX.V; AJRSF-OTC; OAY-Frankfurt) has called a shareholders meeting to be held at 10:00 am PST on December 5, 2008.  Shareholders will be asked to approve a special resolution to consolidate all of the issued common shares of the Company on the basis of one (1) common share for every ten (10) common shares held, or such lesser basis as may be approved by the Company’s Board of Directors and the TSX Venture Exchange (the “Exchange”).   Assuming approval is received, all of the 41,846,036 currently issued common shares of the Company will be consolidated into 4,184,603 common shares.  Management believes that the consolidation is necessary in order to provide the Company with a share capital structure that will better attract capital financing and enhance future growth opportunities.

The Company will also ask shareholders to approve a special resolution amending the Notice of Articles of the Company to change the name of the Company from “Amera Resources Corporation” to “Panthera Resources Inc.”

The consolidation and change of name are subject to Exchange approval.

ON BEHALF OF THE BOARD

"Nikolaos Cacos"

Mr. Nikolaos Cacos, President & CEO

For further information please contact, Nikolaos Cacos at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@ameraresources.com, or visit the Company’s web site at http://www.ameraresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.  2008 Number 17